

May 1, 2025

Leonard Mazur
Chief Executive Officer
Citius Oncology, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

> **Re: Citius Oncology, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 28, 2025**
> **CIK No. 0001851484**

Dear Leonard Mazur:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lorna A. Knick, Esq.